UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GERDAU AMERISTEEL CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

37373P 10 5

(CUSIP Number)

Alan M. Klein

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau Steel North America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jorge Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederico Carlos Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andre Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Claudio Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Germano Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klaus Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 433,773,874

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 433,773,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,773,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements Item 4 and Item 7 and restates clauses (a) and (c) of the Schedule 13D filed by Gerdau S.A., Gerdau Steel North America Inc. (“GSNAI”) and Jorge Gerdau Johannpeter, Frederico Carlos Gerdau Johannpeter, Claudio Gerdau Johannpeter, Klaus Gerdau Johannpeter, Germano Gerdau Johannpeter and Andre Gerdau Johannpeter (collectively, the “Gerdau Johannpeter family” and together with Gerdau S.A. and Gerdau Steel North America Inc., the “Reporting Persons”) on August 24, 2010, as previously amended and supplemented, (the “Schedule 13D”), in respect of the common shares, no par value, of Gerdau Ameristeel Corporation (the “Issuer”), a corporation incorporated under the laws of Canada.  Capitalized terms used in this Amendment No. 6 but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.       Purpose of Transaction

The Issuer announced on August 30, 2010 that Gerdau S.A., through its wholly-owned subsidiary GSNAI, acquired all of the remaining issued and outstanding Common Shares of the Issuer not already owned, directly or indirectly, by it by way of a plan of arrangement for US$11.00 in cash per share (the “Arrangement”).  Gerdau S.A. now beneficially owns 100% of the Common Shares of the Issuer.

The Common Shares of the Issuer ceased trading on the New York Stock Exchange (the “NYSE”) before the market opened on August 30, 2010 and the Company has requested that the NYSE file a notification of removal from listing on a Form 25 with the SEC.  Delisting of the Common Shares of the Issuer from the Toronto Stock Exchange is expected to occur on or about August 31, 2010.  Concurrent with the delisting of the Common Shares, the Issuer will apply to all applicable Canadian securities regulatory authorities and to the Securities and Exchange Commission in order to cease to be a reporting issuer, and to withdraw its shares from registration, respectively.

Item 5.       Interest in Securities of the Issuer

(a)  Gerdau S.A. beneficially owns 433,773,874 Common Shares of the Issuer or 100% of the Common Shares of the Issuer.

(c)  On August 30, 2010, Gerdau S.A. through its wholly-owned subsidiary GSNAI, acquired 145,331,071 Common Shares of the Issuer pursuant to the Arrangement.

Item 7.       Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Press Release dated August 27, 2010

2	Press Release dated August 30, 2010

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2010

GERDAU S.A.

By:	/s/ Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

GERDAU STEEL NORTH AMERICA INC.

By:	/s/ Expedito Luz
Name: Expedito Luz
Title: Assistant Secretary

/s/ Jorge Gerdau Johannpeter
Jorge Gerdau Johannpeter

/s/ Frederico C. Gerdau Johannpeter
Frederico C. Gerdau Johannpeter

/s/ Andre Gerdau Johannpeter
Andre Gerdau Johannpeter

/s/ Claudio Gerdau Johannpeter
Claudio Gerdau Johannpeter

/s/ Germano Gerdau Johannpeter
Germano Gerdau Johannpeter

/s/ Klaus Gerdau Johannpeter
Klaus Gerdau Johannpeter